Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided in response to Cameron and NATCO employee questions posted on the www.WelcometoCameron.com website.  As has been noted in the prior FAQ installments, it is important to remember that until the merger is completed, the two companies must remain separate entities and continue to operate independently of each other.

Frequently Asked Questions – Week of September 14, 2009

1.	Does Cameron pay for uniforms and boots or one of the other?

Cameron supplies personal protective equipment (PPE), including protective clothing, where assessments of hazards in the workplace require such (e.g. fire-retardant coverall and, steel-toed shoes).  Assessment of the hazards and administration of this practice is handled by local management.

2.
I am currently allowed to work a flex schedule of 7am to 4pm; does Cameron offer a flex hour work schedule? If so what are their hours? If not will they allow us to continue working our flex schedule after the merger is complete?

Work hours are set by local management.  Completion of the merger will not change individuals’ work hours.

3.	What will be the direction of the measurement group for Test International located in Angola Africa?

Responsibility for the Test Angola operation will be with the Flow Control division.  It is currently envisaged that Test Angola will continue to provide to its customers the services that are being provided today.

4.
Which severance policies will be honored for those NATCO employees not offered employment with Cameron, NATCO’s policies or Cameron’s policy?  Will severance be offered to those NATCO employees declining employment offers with Cameron?

If a NATCO employee is not offered employment with Cameron, that employee would receive NATCO severance benefits.  If a NATCO employee declines a comparable job offer (same or higher salary, same or similar work location and similar job duties), he or she would not be eligible for severance.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO’s website as stated above.